Computershare
530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: February 28, 2011

To: All Canadian Securities Regulatory Authorities
NYSE

Subject: ENERPLUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	25/03/2011
Record Date for Voting (if applicable) :	25/03/2011
Beneficial Ownership Determination Date :	25/03/2011
Meeting Date :	13/05/2011
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	292766102	CA2927661025

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ENERPLUS CORPORATION